CUSIP NO. 204429104	13G	Page 13 of 13

Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company.
First State Investment Management (UK) Limited	IA (UK registered)
First State Investments International Limited	IA (UK registered)
First State Investments (Singapore)	IA (SNG registered)